AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

AMENDMENT effective as of the 15th day of December 2014 to the Investment Advisory Agreement dated October 29, 2012 (the “Agreement”) between Aspiriant Global Equity Trust and Aspiriant, LLC.

WHEREAS, the parties desire to amend the Agreement to modify Schedule A thereto;

NOW, THEREFORE, the parties hereto agree to amend the Agreement by deleting the existing Schedule A in its entirety and replacing it with the following:

SCHEDULE A

As compensation for the Adviser’s services under the Agreement, the Trust will pay to the Adviser a monthly fee at an annual rate based on the average daily net assets of the respective Fund as follows:

Fund	Fee

Aspiriant Risk-Managed Global Equity Fund	0.95%

AGREED AND ACCEPTED:

Aspiriant Global Equity Trust

By:	/s/ Hilarie C. Green
[Name] Hilarie C. Green
[Title] Fund Financial Principal and Secretary

Aspiriant, LLC

By:	/s/ John D. Allen
[Name] John D. Allen
[Title] Chief Investment Officer